

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2021

Jon Paul Richardson
Chief Executive Officer
Exodus Movement, Inc.
15418 Weir Street, #333
Omaha, NE 68137

> **Re: Exodus Movement, Inc.**
> **Amendment No. 3 to**
> **Draft Offering Statement on Form 1-A**
> **Submitted January 26, 2021**
> **CIK No. 0001821534**

Dear Mr. Richardson:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Offering Statement on Form 1-A

General

1.   You state that any ATS you may use may have the ability to support trades in Class A common and transfers of Common Stock Tokens, but Common Stock Tokens may not be supported by all ATSs that trade Class A common. Please tell us whether you contemplate making the Common Stock Tokens available to trade on an ATS which would not support trading of the Class A common. We may have additional comment on review of your response.

<u>Cover page</u>

2.   Refer to your response to comment 32 of our October 16, 2020 letter. Please revise here and throughout to clarify that you will not use a third-party escrow agent and that you will hold the subscriptions in a separate account until closing. In addition, please disclose in Offering Summary and Plan of Distribution how you intend to return subscriptions to participants if the offering is terminated or expires prior to closing.

<u>Compensation of Directors and Executive Officers, page 94</u>

3.   Please disclose the annual compensation for the fiscal year ended December 31, 2020.

<u>Plan of Distribution, page 109</u>

4.   Refer to your response to comment 30 in our letter dated October 16, 2020. Please describe the plan of distribution for the primary offering and clarify whether officers and directors will offer and sell shares on your behalf.

5.   You state in the second full risk factor on page 42 that each selling stockholder has granted custody of the shares and power of attorney to you to facilitate selling shares on their behalf. Please disclose this here and on the offering circular cover and briefly describe here whether selling stockholders may revoke this power of attorney and, if so, the process for doing so.

6.   Refer to your response to comment 2. You state on page 11 that holders of the Class A common stock may transfer their shares even if there is no means by which to transfer the common stock tokens. Based on this disclosure, it is not clear what the tokens represent. The disclosure in the filing indicates that the tokens represent the Class A common stock, akin to a stock certificate. However, if this is the case it is not clear how the Class A common stock can be transferred if the token cannot be transferred. Please explain how the Class A common stock can be transferred separately from the token. Moreover, if this is the case, please explain what the token actually represents and how the token should be characterized.

7.   In light of your response to comment 2, it is not clear as to the mechanics of how the Class A common stock will be transferred if it is available for trading on an ATS. Please provide a step-by-step description of the steps holders must take to transfer the Class A common stock if it is available for trade on an ATS, including the role of the transfer agent and token in that process. Moreover, if the token represents the Class A common stock, please explain how the Class A common stock can be made available for trade on an ATS that does not support the transfer of the tokens.

8.   Refer to your response to comment 5. Please provide a step-by-step description of the steps holders must take to transfer the Class A common stock in peer-to-peer transactions, including the steps necessary to ensure that the transfer of the Class A common stock is reflected in the transfer agent's records, as well as the role of the token in peer-to-peer

       transactions. Please also describe the process required to remedy discrepancies in the event a peer-to-peer transfer is not properly reflected on the transfer agent's records.

       You may contact Mark Brunhofer at 202-551-3638 or Bonnie Baynes at 202-551-4924 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams at 202-551-3217 with any other questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Finance